UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e)

of the Exchange Act of 1934

Fuer International, Inc.

(Name of Issuer)

Li Zhang

Fuer Merger Newco Ltd.

Oriental Agriculture Co., Ltd.

Trade Ever Holdings Limited

Faith Origins Limited

Allied Merit International Investment Inc.

Virtue World Limited

Yuhua Liu

Qiuli Zhao

Shuxian Liu

Heping Gao

Pingfang Han

Guobin Tan

Hailong Cao

Jinquan Shi

Xixian Dong

Houyun Yang

Shunxiang Xun

Xiuli He

Xiaoling Yu

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

35953T109

(CUSIP Number of Class of Securities)

Li Zhang c/o Fuer International, Inc. Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang, China 161041 86-452-6919150	J. Brett Pritchard, Esq. Charles Wu, Esq. Locke Lord LLP 111 S. Wacker Drive Chicago, Illinois 60606 Tel: (312) 443-1700 Fax: (312) 443-0336

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$501,515.88	$68.41
*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than 12,569,259 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $1.29 in cash per share. There were 388,772 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of March 8, 2013.
**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended. The fee is calculated by multiplying the transaction valuation by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUMMARY TERM SHEET

This “Summary Term Sheet” summarizes the material information with respect to the proposed short form merger involving Fuer International, Inc., referred to herein as “Fuer”, as a result of which the common stock of Fuer will cease to be quoted on the OTCQB Tier of the OTC Markets (“OTCQB”) and Fuer (as the surviving entity of the merger) will be eligible to suspend its public reporting obligations under the Securities Exchange Act of 1934, as amended, or “Exchange Act”. It does not contain all of the information that may be important to you. You should read this entire Schedule 13E-3 and the other documents to which this Schedule 13E-3 refers for a more complete understanding of the transactions being contemplated, how it affects you, what your rights are with respect to the merger as a stockholder of Fuer and the position of the “Filing Persons” (described below) on the fairness of the merger to you. The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. References to “Dollars” or “$” in this Schedule 13E-3 are to United States Dollars.

Purposes of the Merger (Page 12)

Li Zhang, Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited, Faith Origins Limited, Allied Merit International Investment Inc., Virtue World Limited, Yuhua Liu, Qiuli Zhao, Shuxian Liu, Heping Gao, Pingfang Han, Guobin Tan, Hailong Cao, Jinquan Shi, Xixian Dong, Houyun Yang, Shunxiang Xun, Xiuli He and Xiaoling Yu, collectively referred to herein as “Contributing Stockholders”, are currently the direct holders of approximately 97% of the outstanding shares of common stock of Fuer, par value $0.001 per share (the “Shares”). Immediately prior to the merger discussed below, the Contributing Stockholders will contribute all of the shares of Fuer common stock held by them to Fuer Merger Newco Ltd., referred to herein as “Newco”, a newly formed Nevada corporation formed by the Contributing Stockholders for the purpose of effecting the merger. The Contributing Stockholders intend to cause Newco to merge with and into Fuer, with Fuer continuing as the surviving corporation, as a means of acquiring all of the other shares of Fuer common stock not owned directly or indirectly by Contributing Stockholders and providing a source of immediate liquidity to the holders of such shares of Fuer common stock. Following the merger, Contributing Stockholders will own 100% of the capital stock of Fuer (as the surviving entity of the merger).

Principal Terms of the Merger (Page 36)

The Merger

Newco is a Nevada corporation newly formed for the purpose of effecting a merger with Fuer. Upon the contribution by Contributing Stockholders of their shares of Fuer common stock to Newco, Newco will hold approximately 97% of the outstanding shares of Fuer common stock. At any time beginning at least 20 days following the date of the mailing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable laws, the Contributing Stockholders will cause Newco to merge with and into Fuer in a “short form” merger under Section 92A.180 of the Nevada Revised Statutes, referred to herein as the “NRS”. Under the NRS, no action is required by Fuer or the stockholders of Fuer (other than Newco) for the merger to become effective. Contributing Stockholders and Newco do not intend, nor are they required under the NRS, to enter into a merger agreement with Fuer. Holders of Fuer common stock will not be entitled to vote their shares of Fuer common stock with respect to the merger, but will be entitled to certain dissenter’s rights under and in accordance with NRS Chapter 92A (Sections 92A.300 through 92A.500 inclusive) (the “Dissenters’ Rights Provisions”). Fuer will be the surviving corporation in the merger. Pursuant to NRS 92A.180(2), Newco may merge into Fuer so that Fuer will be the surviving corporation in the merger without approval of the stockholders of Fuer. Pursuant to NRS 92A.180(3), the sole director of Newco adopted a plan of merger on March 8, 2013, and such plan of merger will become effective upon the closing of the Contribution Agreement. Pursuant to the Contribution Agreement, the Contributing Stockholders agreed that following the closing of the Contribution Agreement and the issuance of Newco shares they will vote their Newco shares in favor of the merger.

Merger Consideration

Upon the effective date of the merger, each share of Fuer common stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.29 in cash, without interest (the “Merger Price”).

Fuer Shares Outstanding; Ownership by the Contributing Stockholders

As of March 8, 2013, a total of 12,958,031 shares of Fuer common stock were outstanding. As of March 8, 2013, the Filing Persons were, in the aggregate, the deemed beneficial owners of 12,569,259 shares of Fuer common stock or approximately 97% of the outstanding shares of Fuer common stock. In addition, as of March 8, 2013, Allied Merit International Investment Inc. (“Allied”) holds currently exercisable warrants (the “Warrants”) to purchase 873,315 shares of Fuer common stock at the exercise price of $2.58 per share. Taking into account the 873,315 shares of Fuer common stock issuable upon the exercise of the Warrants, Allied would be deemed to beneficially own approximately 14.0% of Fuer common stock. Pursuant to the Contribution Agreement described on page 11 below, as of the effectiveness of the merger, the Warrants will be automatically cancelled and terminated.

Payment for Shares

Newco will pay you for your shares of Fuer common stock as soon as practicable following the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Dissenter’s Rights and a Letter of Transmittal that will be mailed pursuant to NRS 92A.430 to stockholders of record of Fuer as of the effective date of the merger within 10 calendar days after the effective date of the merger. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the “Paying Agent” identified in the Notice of Merger and Dissenter’s Rights your stock certificates with a properly signed Letter of Transmittal will waive your dissenter’s rights described below. See Item 4 “Material Terms” beginning on page 36 of this Schedule 13E-3.

Source and Amount of Funds

The total amount of funds expected to be required by Newco to pay the aggregate merger consideration for the outstanding shares of Fuer common stock (other than shares held by Newco, shares held in treasury and shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost), and to pay related fees and expenses, is estimated to be approximately $660,000. Because Mr. Li Zhang, one of the the Filing Persons, has agreed to provide the necessary funding for the merger to Newco from cash on hand pursuant to the Contribution Agreement, Newco has not arranged for any alternative financing arrangements. The merger will not be subject to any financing conditions.

Parties to the Merger (Page 30)

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 30 of this Schedule 13E-3:

•	Newco,

•	Li Zhang,

•	Oriental Agriculture Co., Ltd.,

•	Trade Ever Holdings Limited,

•	Faith Origin Limited,

•	Allied Merit International Investment Inc.,

•	Virtue World Limited,

•	Yuhua Liu,

•	Qiuli Zhao,

•	Shuxian Liu,

•	Heping Gao,

•	Pingfang Han,

•	Guobin Tan,

•	Hailong Cao,

•	Jinquan Shi,

•	Xixian Dong,

•	Houyun Yang,

•	Shunxiang Xun,

•	Xiuli He, and

•	Xiaoling Yu

Newco is a Nevada corporation newly formed by Contributing Stockholders solely for the purpose of effecting the merger. Upon contribution of the shares of Fuer common stock by Contributing Stockholders pursuant to the Contribution Agreement, (i) Contributing Stockholders will become all of the stockholders of Newco, and (ii) Newco will directly hold 12,569,259 shares of Fuer’s common stock, or approximately 97% of the outstanding shares of Fuer common stock. Following the merger, Contributing Stockholders will own 100% of the capital stock of Fuer as the surviving entity of the merger. Mr. Li Zhang is the sole director and officer of Newco.

Li Zhang indirectly holds 7,32,749 shares of Fuer common stock, or approximately 56.6% of the outstanding shares of Fuer common stock as of March 8, 2013 through Oriental Agriculture. In addition, Mr. Zhang may be deemed to beneficially own 555,582 shares of Fuer common stock (or approximately 4.3% of the outstanding Shares) held by Yuhua Liu, his wife, although Mr. Li Zhang disclaims beneficial ownership of the Shares held directly by Ms. Yuhua Liu. Mr. Li Zhang’s principal occupation is serving as the Chairman and Chief Executive Officer of Fuer.

Oriental Agriculture Co., Ltd. (“Oriental Agriculture”) is a British Virgin Islands company, and it directly holds 7,327,749 shares of Fuer common stock, or approximately 56.6% of the outstanding shares of Fuer common stock as of March 8, 2013. Oriental Agriculture was formed for the purpose of holding such Shares and has not conducted any other business. Mr. Li Zhang is the sole director and shareholder of Oriental Agriculture.

Trade Ever Holdings Limited (“Trade Ever”) is a British Virgin Islands company, and it directly holds 1,269,884 shares of Fuer common stock, or approximately 9.8% of the outstanding shares of Fuer common stock as of March 8, 2013. Trade Ever was formed for the purpose of holding such Shares and has not conducted any other business. Xi Liu, an employee of Fuer, is the sole director and shareholder of Trade Ever.

Faith Origin Limited (“Faith Origin”) is a British Virgin Islands company, and it directly holds 1,243,968 shares of Fuer common stock, or approximately 9.6% of the outstanding shares of Fuer common stock as of March 8, 2013. Faith Origin was formed for the purpose of holding such Shares and has not conducted any other business. Li Guo Li, a personal friend of Li Zhang, is the sole director and shareholder of Faith Origin.

Allied Merit International Investment Inc. (“Allied”) is a British Virgin Islands company, and it directly holds 1,018,868 shares of Fuer common stock, or approximately 7.9% of the outstanding shares of Fuer common stock as of March 8, 2013. In addition, as of March 8, 2013, Allied holds currently exercisable Warrants to purchase 873,315 shares of Fuer common stock at the exercise price of $2.58 per share. Taking into account the 873,315 shares of Fuer common stock issuable upon the exercise of the Warrants, Allied would be deemed to beneficially own approximately 14.0% of Fuer common stock. Allied is a financial services company and it holds the Warrants and is a party to a series of agreements with Fuer or its affiliates (the “Allied Agreements”). Pursuant to the Contribution Agreement, as of the effectiveness of the merger the Warrants and the Allied Agreements will be automatically cancelled and terminated. See the form of Contribution Agreement attached hereto as Exhibit (d).

Virtue World Limited (“Virtue World”) is a British Virgin Islands company, and it directly holds 763,922 shares of Fuer common stock, or approximately 5.9% of the outstanding shares of Fuer common stock as of March 8, 2013. Virtue World was formed for the purpose of holding such Shares and has not conducted any other business. Liping Zhang is the sole director and shareholder of Virtue World.

Yuhua Liu directly holds 555,582 shares of Fuer common stock, or approximately 4.3% of the outstanding shares of Fuer common stock as of March 8, 2013. Yuhua Liu’s principal occupation is serving as a director and officer of Fuer. Yuhua Liu is the wife of Li Zhang, the Chairman and the CEO of Fuer.

Qiuli Zhao directly holds 50,000 shares of Fuer common stock, or approximately 0.4% of the outstanding shares of Fuer common stock as of March 8, 2013. Qiuli Zhao’s principal occupation is serving as an employee in the seeds production department of Fuer.

Shuxian Liu directly holds 50,000 shares of Fuer common stock, or approximately 0.4% of the outstanding shares of Fuer common stock as of March 8, 2013. Shuxian Liu’s principal occupation is serving as the director of human resources of Fuer.

Heping Gao directly holds 40,000 shares of Fuer common stock, or approximately 0.3% of the outstanding shares of Fuer common stock as of March 8, 2013. Heping Gao’s principal occupation is serving as an employee in the seeds production department of Fuer.

Pingfang Han directly holds 10,000 shares of Fuer common stock, or approximately 0.1% of the outstanding shares of Fuer common stock as of March 8, 2013. Pingfang Han’s principal occupation is serving as an employee in the logistics department of Fuer.

Guobin Tan directly holds 50,000 shares of Fuer common stock, or approximately 0.4% of the outstanding shares of Fuer common stock as of March 8, 2013. Guobin Tan’s principal occupation is serving as an employee in the soybean production department of Fuer.

Hailong Cao directly holds 16,149 shares of Fuer common stock, or approximately 0.1% of the outstanding shares of Fuer common stock as of March 8, 2013. Hailong Cao’s principal occupation is serving as the director of the procurement department of Fuer.

Jinquan Shi directly holds 30,000 shares of Fuer common stock, or approximately 0.2% of the outstanding shares of Fuer common stock as of March 8, 2013. Jinquan Shi’s principal occupation is serving as the director of corporate staff of Fuer.

Xixian Dong directly holds 60,074 shares of Fuer common stock, or approximately 0.5% of the outstanding shares of Fuer common stock as of March 8, 2013. Xixian Dong is retired.

Houyun Yang directly holds 54,063 shares of Fuer common stock, or approximately 0.4% of the outstanding shares of Fuer common stock as of March 8, 2013. Houyun Yang’s principal occupation is serving as an employee of Allied.

Shunxiang Xun directly holds 20,000 shares of Fuer common stock, or approximately 0.2% of the outstanding shares of Fuer common stock as of March 8, 2013. Shunxiang Xun’s principal occupation is serving as an employee of Allied.

Xiuli He directly holds 6,000 shares of Fuer common stock, or approximately 0.1% of the outstanding shares of Fuer common stock as of March 8, 2013. Xiuli He’s principal occupation is serving as an employee of Allied.

Xiaoling Yu directly holds 3,000 shares of Fuer common stock, or approximately 0.02% of the outstanding shares of Fuer common stock as of March 8, 2013. Xiaoling Yu’s principal occupation is serving as an employee of Allied.

Li Zhang, Oriental Agriculture Co., Ltd., Trade Ever Holdings Limited, Faith Origins Limited, Allied Merit International Investment Inc., Virtue World Limited, Yuhua Liu, Qiuli Zhao, Shuxian Liu, Heping Gao, Pingfang Han, Guobin Tan, Hailong Cao, Jinquan Shi, Xixian Dong, Houyun Yang, Shunxiang Xun, Xiuli He and Xiaoling Yu are collectively referred to as “Contributing Stockholders”.

The Filing Persons’ Position on the Fairness of the Merger (Page 23)

Rule 13e-3 under the Exchange Act requires each of the Filing Persons to make certain statements regarding, among other things, their belief as to the fairness of the merger to the “unaffiliated stockholders” of Fuer (that is, any Fuer stockholder other than the Filing Persons or any other affiliate of Fuer). The Filing Persons are making these statements solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As described more fully below, each Filing Person believes that the proposed merger is both substantively and procedurally fair to the unaffiliated stockholders of Fuer, based on the following factors:

•

The Merger Price is the result of arm’s length negotiations between the Filing Persons and Capital Soldier Limited, an unaffiliated stockholder of Fuer owning approximately 95.6% of all Shares held by unaffiliated stockholders.

•

The Filing Persons considered the fact that there has been virtually no trading of the Shares since the Share Exchange, as relevant to their belief that the merger is fair to the unaffiliated stockholders of Fuer. Other than 1,300 shares on August 5, 2010, 600 shares on August 9, 2010 and 1,100 shares on March 3, 2011, there has been no trading of the shares of Fuer common stock since June 16, 2010 when the Share Exchange (as defined below in Item 2 of the Schedule 13E-3) was completed. The merger consideration, at $1.29 per share, provides immediate liquidity to the unaffiliated stockholders.

•

The merger will enable the unaffiliated stockholders of Fuer to immediately receive cash for their shares of Fuer common stock, without the payment of any brokerage fees or commissions typically associated with market sales.

•

The Contributing Stockholders’ collective beneficial ownership of approximately 97% of the outstanding Shares (1) will result in an extremely small public float that limits the amount of trading in the Shares even if Fuer common stock starts trading in the future and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.

•

The Filing Persons are not aware of any firm offer that has been made in the last two years for: (1) the merger or consolidation of Fuer with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Fuer; or (3) a purchase of Fuer’s securities that would enable the holder to exercise control of Fuer. The Contributing Stockholders intend to retain their majority holdings in Fuer, and did not seek a buyer for Fuer. This fact foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Fuer or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of Fuer. Accordingly, it is unlikely that finding a third party buyer for Fuer was a realistic option for the unaffiliated stockholders of Fuer.

•

The merger would shift the risk of the future financial performance of Fuer from the unaffiliated stockholders, who do not have the power to control decisions made regarding Fuer’s business, entirely to the Filing Persons who have the power to control Fuer’s business.

•

Fuer has never declared or paid any dividends since its inception, and based on Fuer’s disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, it has no intention to pay dividends in the foreseeable future.

•	After the merger, Fuer will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.

•

The unaffiliated stockholders of Fuer are entitled to exercise dissenter’s rights and demand fair value for their shares of Fuer common stock as determined by a Nevada state district court, which may be determined to be more or less than the cash amount offered in the merger.

•	Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Fuer.

See “Special Factors — Fairness of the Merger,” beginning on page 23 of this Schedule 13E-3.

Interests of Fuer’s Executive Officers and Directors in the Merger (Pages 15-18 and 22)

Fuer’s stockholders should be aware that certain of Fuer’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of Fuer’s stockholders generally. These interests include, among others:

•

Mr. Li Zhang and Ms. Yuhua Liu currently hold approximately 56.6% and 4.3% respectively of the outstanding Shares of Fuer. Mr. Li Zhang and Ms. Yuhua Liu will continue to hold equity interests in the surviving corporation and their ownership interests will be increased to approximately 58.3% and 4.4%, respectively, in the surviving corporation after the merger.

•	Fuer’s executive officers and directors will continue to manage the business operation of Fuer in positions substantially similar to their current positions after the merger.

•	The short-form merger is expected to be tax-free to Mr. Li Zhang and Ms. Yuhua Liu. See “Material U.S. Federal Income Tax Consequences” on page 18 of this Schedule 13E-3.

Consequences of the Merger (Page 15)

Completion of the merger will have the following effects:

•	Newco will be merged into Fuer with Fuer being the surviving entity of the merger and wholly-owned by the Contributing Stockholders.

•	Subject to the exercise of statutory dissenter’s rights, each of your shares of Fuer common stock will be converted into the right to receive $1.29 per share in cash, without interest.

•

Only Contributing Stockholders will have the opportunity to participate in the future earnings and growth, if any, of Fuer (as the surviving entity of the merger). Similarly, only Contributing Stockholders will face the risk of losses generated by Fuer’ operations or the decline in value of Fuer after the merger.

•

The shares of the common stock of Fuer will no longer be publicly traded. In addition, Fuer and its affiliates will no longer be subject to the reporting and other disclosure requirements of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3. After completion of the merger, the stockholders of Fuer will lose the rights and protections that the U.S. federal securities laws provide to security holders of public companies, the substantive disclosure requirements that the U.S. federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the merger, Fuer will no longer be subject to the provisions of the Sarbanes-Oxley Act and certain of the liability provisions of the Exchange Act. Fuer’s executive officers, directors and 10% stockholders will no longer be required to file reports relating to their transactions in Fuer’s common stock with the SEC. In addition, Fuer’s executive officers, directors and 10% stockholders will no longer be subject to the insider trading provisions of the Exchange Act, and persons acquiring 5% or more of Fuer’s common stock will no longer be required to report their beneficial ownership under the Exchange Act.

Dissenter’s Rights (Page 38)

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Fuer common stock as determined in a judicial appraisal proceeding in accordance with Section 92A.300 through Section 92A.500 inclusive of the NRS, or the “Dissenters’ Rights Provisions,” plus interest, if any, from the effective date of the merger. This value may be more or less than the Merger Price. In order to qualify for these rights, you must make a written demand for dissent within 30 days after the date of mailing of the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising dissenter’s rights in the NRS. A copy of the Dissenters’ Rights Provisions is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right to dissent are encouraged to seek advice from legal counsel.

Where You Can Find More Information (Page 28)

More information regarding Fuer is available from its public filings with the Securities and Exchange Commission. See also Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on pages 29 and 30, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 is being filed by the following entities and individuals, collectively referred to as the “Filing Persons”:

•	Fuer Merger Newco Ltd.,

•	Li Zhang,

•	Oriental Agriculture Co., Ltd.,

•	Trade Ever Holdings Limited,

•	Faith Origin Limited,

•	Allied Merit International Investment Inc.,

•	Virtue World Limited,

•	Yuhua Liu,

•	Qiuli Zhao,

•	Shuxian Liu,

•	Heping Gao,

•	Pingfang Han,

•	Guobin Tan,

•	Hailong Cao,

•	Jinquan Shi,

•	Xixian Dong,

•	Houyun Yang,

•	Shunxiang Xun,

•	Xiuli He, and

•	Xiaoling Yu

The Filing Persons are required to file this Schedule 13E-3 pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

This Schedule 13E-3 is being filed in connection with the proposed short-form merger between Newco and Fuer pursuant to Section 92A.180 of the NRS, as a result of which Fuer and its affiliates will no longer be required to file reports with the SEC. The effective date of the merger is expected to occur 20 days following the date of the mailing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.

As of March 8, 2013, there were issued and outstanding 12,958,031 shares of common stock of Fuer, $0.001 par value per share, referred herein as “Shares”, and approximately 554 stockholders of record.

Contributing Stockholders have agreed to contribute immediately prior to the merger an aggregate of 12,569,259 Shares, or approximately 97% of the total shares outstanding, to Newco, pursuant to the terms of the Contribution Agreement dated March 8, 2013 between Contributing Stockholders and Newco (the “Contribution Agreement”). The Contribution Agreement has been filed as Exhibit (d) to this Schedule 13E-3.

Upon the consummation of the merger and pursuant to the plan of merger attached as Exhibit C to the Contribution Agreement, each outstanding share (other than shares held by Newco, any shares held in treasury, and shares with respect to which statutory dissenter’s rights have been properly exercised and not withdrawn or lost) will be cancelled and automatically converted into the right to receive $1.29 per share in cash, referred to herein as the “Merger Price”, without interest, upon surrender of the certificate for such share to the “Paying Agent” identified in the Notice of Merger and Dissenter’s Rights and a Letter of Transmittal. Such notice will be mailed to stockholders of record of Fuer as of the effective date of the merger within 10 calendar days following the effective date of the merger. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory dissenter’s rights. These documents should be read carefully.

Under the NRS, no action is required by the board of directors of Fuer or by the stockholders of Fuer (other than Newco), for the merger to become effective. Fuer will be the surviving corporation in the merger. As a result of the merger, and pursuant to the terms of the Contribution Agreement, Contributing Stockholders will own all of the issued and outstanding capital stock of Fuer.

As of March 8, 2013, Allied holds warrants to purchase 873,315 common shares of Fuer as the exercise price of $2.58 per share, and pursuant to the Contribution Agreement, such warrants will be cancelled in full immediately prior to the effective time of the merger. Other than such warrants, there are no issued and outstanding options or warrants to acquire any capital stock of Fuer.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Background of the Transaction

Beginning in early 2012, from time to time, Mr. Li Zhang (“Mr. Zhang”), the Chairman and CEO of Fuer and the majority stockholder of Fuer, and certain other stockholders of Fuer have informally discussed their respective investments in Fuer as well as its status as a public company, including the possibility of taking Fuer private. As part of these discussions, Mr. Zhang and certain other stockholders considered that (i) Fuer has incurred significant costs but has derived only minimal benefits from being a public company, (ii) the Shares have failed to attract interest from retail investors, institutional investors or market analysts and as a result an active and liquid market for the Shares has not developed and (iii) the lack of a trading market for the Shares and the low market capitalization of Fuer have deprived Fuer’s stockholders of the traditional liquidity benefits of being stockholder of a public reporting company. In addition to the costs of keeping Fuer as a public company, Mr. Zhang and certain other stockholders also considered the significant difficulty that Fuer would have in raising capital in the market for working capital needs given the lack of liquidity of its Shares and the recent negative market outlook on PRC companies that have gone public in the U.S. through a “reverse takeover” process.

In January 2013, Mr. Zhang and certain other stockholders concluded that the costs of keeping Fuer a public reporting company exceeded the benefits and therefore decided to pursue the possibility of a short-form merger in order to realize the cost savings and efficiencies of being a private company.

In January 2013, a representative of Capital Soldier Limited (“CSI”), a BVI company that holds approximately 2.87% of Fuer outstanding common stock, told representatives of Mr. Zhang that CSI would be interested in participating in the going private transaction through a short-form merger if it could retain its percentage interest in Fuer. However, Mr. Zhang preferred a transaction in which CSI would be cashed out in connection with the short-form merger, and asked if CSI would exercise its dissenters’ rights in the event Mr. Zhang and other stockholders pursued the going private transaction through a short-form merger. In February 2013, after several rounds of negotiations, CSI agreed that it would not exercise its dissenters’ rights in connection with the merger upon receipt of the Notice of Merger and Dissenter’s Right and that it would surrender its shares of Fuer common stock at a price of $1.29 per share.

On March 8, 2013, Mr. Zhang, the other Contributing Stockholders and Newco executed the Contribution Agreement, and Mr. Zhang, as the sole director of Newco, adopted a plan of merger to be effective upon the closing of the Contribution Agreement and approval by the Newco stockholders.

Later on the same day, the Filing Persons filed this Schedule 13E-3 and a Schedule 13D with the SEC announcing the intention of the Contributing Stockholders to cause Newco to effect the merger with and into Fuer. Also on the same day, the Filing Persons notified the directors of Fuer (other than Mr. Zhang) of the launching of the going private transaction and the filing of this Schedule 13E-3.

Purposes

The purpose of the merger is for Contributing Stockholders to acquire the minority public interest in Fuer through Newco and to provide the unaffiliated stockholders of Fuer (that is, any Fuer stockholder other than the Filing Persons or any other affiliate of Fuer) with a source of immediate liquidity for their shares. The Filing Persons believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the unaffiliated holders of the Shares because the Shares are not readily saleable in the public market. The Filing Persons also believes that, given the lack of any trading in the Shares, the costs of maintaining Fuer’s status as a public company are not justified.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the unaffiliated stockholders of Fuer, including leaving Fuer as a majority-owned, public company in the US capital markets. In the view of the Filing Persons, the principal advantage of leaving Fuer as a majority-owned, public company in the US capital markets would be for the potential investment liquidity of owning securities of a public company and for the possibility of using Fuer’s securities to raise capital or make acquisitions. However, the Filing Persons do not expect Fuer to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Fuer do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, the Filing Persons concluded that the advantages of leaving Fuer as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 92A.180 of the NRS is also the quickest and most cost-effective way for Newco to acquire the outstanding minority equity interest in Fuer, as well as an equitable and fair way to provide liquidity, in the form of cash merger consideration, to the unaffiliated stockholders of Fuer for their shares of Fuer common stock. As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split because it would cause additional costs and delay. The short-form merger allows the unaffiliated stockholders of Fuer to receive cash for their shares of Fuer common stock quickly. The Filing Persons identified the short-form merger as the most viable vehicle for maximizing value to its unaffiliated stockholders. There are no alternative means that would provide the Company adequate assurance to allow the Company to cease to be a public company in a cost-effective way.

Reasons

In determining whether to acquire the outstanding public minority equity interest in Fuer and to effect the merger, the Filing Persons considered the following factors to be the principal benefits of taking Fuer private:

•

To decrease costs associated with being a public company. For example, as a privately-held company, Fuer (as the surviving entity of the merger) would not be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002, or SOX. These cost savings include approximately $120,000 for expenses associated with audit and SOX compliance, $40,000 for expenses associated with personnel and public company management, $120,000 for expenses associated with public company legal representation, and $20,000 for general public company compliance expenses (such as stock transfer agent services, and printing, mailing and preparation of proxy statements, annual reports and other SEC reports). Certain individuals of Fuer’s management spend approximately 40% of their time involved with activities related to active public company management. The Filing Persons therefore anticipate that going private would result in cost savings of approximately $300,000 per year.

•

To eliminate additional burdens on management associated with public reporting and other tasks resulting from Fuer’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

•

To provide greater flexibility for Fuer’s management would have to focus on the business and the long-term business goals of Fuer (as opposed to quarterly earnings), without the diversion of the significant time required to comply with the reporting obligations of a public company.

•

To reduce the amount of public information available to competitors about Fuer’s businesses that would result from the termination of Fuer (and its affiliates)’s obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•

To provide increased and immediate liquidity for unaffiliated stockholders of Fuer. There was virtually no trading of the shares since the Share Exchange (as defined on page 30 of this Schedule 13E-3). Investors essentially have no public market in which to efficiently sell their shares. The merger would result in immediate, enhanced liquidity for the unaffiliated stockholders of Fuer. The Filing Persons believe that the market for the shares is so illiquid that all of unaffiliated stockholders of Fuer would not be able to sell their shares within a short period of time at or above the Merger Price.

•

The fact that the merger offers the stockholders of Fuer the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission (or, in the alternative, to seek an dissent of the fair value), and thereby directly benefits such stockholders.

•	The lack of interest by institutional investors in companies with a significantly limited public float.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the unaffiliated stockholders of Fuer and the Filing Persons concerning the merger, including the fact that:

•

Following the merger, the unaffiliated stockholders of Fuer will not participate in any future earnings of or benefit from any increases in the value of Fuer (as the surviving entity of the merger); only the Filing Persons would benefit by an increase in the value of Fuer;

•

For U.S. federal income tax purposes generally, the cash payments made to the unaffiliated stockholders of Fuer pursuant to the merger will be taxable to stockholders that are “U.S. Holders” as defined in “Material U.S. Federal Income Tax Consequences” on page 18 of this Schedule 13E-3;

•

Neither the board of directors nor the stockholders of Fuer are required under Nevada law to take any action in connection with the short-form merger. Because no corporate action on the part of Fuer is required by law to approve the short-form merger, the board of directors of Fuer did not appoint an independent committee to consider the proposed effect of the merger on the unaffiliated stockholders;

•	The unaffiliated stockholders of Fuer will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;

•	The unaffiliated stockholders of Fuer will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choice;

•

Under NRS 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to the Dissenters’ Rights Provisions may not challenge the merger unless it is unlawful or fraudulent with respect to the stockholder or Fuer;

•	The Filing Persons will be the sole beneficiaries of the cost savings that result from going private; and

•	Fuer will no longer be subject to the provisions of SOX or the liability provisions of the Exchange Act.

Many of the factors in favor of taking Fuer private have been present in Fuer’s history for some time. Although the Filing Persons could have effectuated a short-form merger at other times prior to the current proposed merger, the Filing Persons only recently considered a potential going private transaction after beginning to more critically assess and evaluate the business performance and operations of Fuer and the ongoing costs of keeping Fuer a public company. In addition to the costs of keeping Fuer a public company, the Filing Persons also considered the significant difficulty that Fuer would have in raising capital in the market for working capital needs given the limited liquidity of its shares and the recent negative market outlook on PRC companies that have listed in the U.S. through a “reverse takeover” process. In January 2013, the Filing Persons concluded their analysis and determined that the costs of keeping Fuer a public company (as discussed above) exceeded the benefits and therefore decided to pursue the possibility of a short-form merger without delay in order to realize the benefit of taking Fuer private. On March 8, Contributing Stockholders and Newco executed the Contribution Agreement and the Filing Persons filed a Schedule 13D with the SEC announcing the intention of Contributing Stockholders to cause Newco to effect the merger with Fuer.

Effects

Effect of the Merger on the Contributing Stockholders

The beneficial ownership of the Contributing Stockholders in the outstanding shares of Fuer common stock immediately prior to the consummation of the merger amounts to approximately 97% in the aggregate.

Upon completion of the merger, the Contributing Stockholders will have complete control over the conduct of Fuer’s business. The table below sets out the indirect interest in Fuer’s net book value and net income for the Contributing Stockholders before and after the merger, based on the historical net book value and net income of Fuer as of December 31, 2011.

	Prior to Merger			After the Merger
	Ownership	Interest in Book Value	Interest in Net Income	Ownership	Interest in Book Value	Interest in Net Income
	%	$	$	%	$	$
Oriental Agriculture Co., Ltd.	56.55	15,818,246	3,272,808	58.30	16,307,510	3,374,037
Trade Ever Holdings Limited	9.80	2,741,270	567,171	10.10	2,826,058	584,714
Faith Origins Limited	9.60	2,685,326	555,596	9.90	2,768,384	572,781
Allied Merit International	7.86	2,199,407	455,059	8.11	2,267,436	469,134
Virtue World Limited	5.90	1,649,061	341,192	6.08	1,700,067	351,745
Liu Yuhua	4.29	1,199,322	248,141	4.42	1,236,418	255,816
Dong Xixian	0.46	129,680	26,831	0.48	133,691	27,661
Yang Houyun	0.42	116,705	24,146	0.43	120,314	24,893
Tan Guobin	0.39	107,934	22,332	0.40	111,272	23,022
Zhao QiuLi	0.39	107,934	22,332	0.40	111,272	23,022
Liu Shuxian	0.39	107,934	22,332	0.40	111,272	23,022
Gao Heping	0.31	86,347	17,865	0.32	89,018	18,418
Shi Jinquan	0.23	64,760	13,399	0.24	66,763	13,813
Xun Shunxiang	0.15	43,174	8,933	0.16	44,509	9,209
Cao Hailong	0.12	34,860	7,213	0.13	35,939	7,436
Han Pingfang	0.08	21,587	4,466	0.08	22,254	4,604
He Xiuli	0.05	12,952	2,680	0.05	13,353	2,763
Yu Xiaoling	0.02	6,476	1,340	0.02	6,676	1,381
Total	97.01%	$27,132,975	$5,613,836	100%	$27,972,208	$5,787,472

In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Shares. The Contributing Stockholders will also indirectly realize all of the benefits in the estimated savings of approximately $300,000 per year in costs related to being a public company. However, after completion of the merger, the Contributing Stockholders will bear all the risks associated with the operations of Fuer, including the risk of any loss incurred in its operations and any decrease in value of Fuer.

For U.S. federal income tax purposes, the merger will not be a taxable transaction to the Contributing Stockholders. Accordingly, none of the Contributing Stockholders will recognize gain or loss for U.S. federal income tax purposes as a result of the merger. See “Material U.S. Federal Income Tax Consequences – Contributing Stockholders, Newco and Fuer,” beginning on page 22 of this Schedule 13E-3.

Effect of the Merger on the Unaffiliated Stockholders

Upon completion of the merger, the unaffiliated stockholders of Fuer will no longer have an interest in, and will not be stockholders of, Fuer and therefore will not be able to participate in any future earnings and potential growth of Fuer (as the surviving entity of the merger), but will also no longer bear the risk of any decreases in the value of Fuer. In addition, the unaffiliated stockholders of Fuer will not share in any distribution of proceeds after future sales of businesses of Fuer, if any. See Item 6, “Purposes of the Transaction and Plans or Proposals—Plans,” beginning on page 44 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Fuer and to receive dissenter’s rights upon certain mergers or consolidations of Fuer (except for dissenter’s rights perfected in connection with the merger), will be extinguished upon completion of the merger. After completion of the merger, the unaffiliated stockholders will lose the rights and protections that the U.S. federal securities laws provide to security holders of public companies, the substantive disclosure requirements that the U.S. federal securities laws, including the Sarbanes-Oxley Act, require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies. For example, after completion of the merger, Fuer will no longer be subject to the provisions of the Sarbanes-Oxley Act and certain of the liability provisions of the Exchange Act. Fuer’s executive officers, directors and 10% stockholders will no longer be required to file reports relating to their transactions in Fuer’s common stock with the SEC. In addition, Fuer’s executive officers, directors and 10% stockholders will no longer be subject to the insider trading provisions of the Exchange Act, and persons acquiring 5% of Fuer’s common stock will no longer be required to report their beneficial ownership under the Exchange Act. Further, the receipt of the payment for their Shares will be a taxable transaction for U.S. federal income tax purposes for unaffiliated stockholders that are “U.S. Holders” as defined under “Material U.S. Federal Income Tax Consequences”. See “Material U.S. Federal Income Tax Consequences – Unaffiliated Stockholders”, beginning on page 19 of this Schedule 13E-3.

Upon completion of the merger, the unaffiliated stockholders of Fuer will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Fuer.

Effect of the Merger on Fuer

Once the merger is effective, public trading in Fuer common stock on the OTCQB will cease. There will no longer be price quotations for Fuer common stock and the registration of Fuer common stock under the Exchange Act will be terminated. The Filing Persons intend to deregister the shares of common stock of Fuer under the Exchange Act. As a result, Fuer will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. Fuer will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act. Completion of the merger will enable Fuer to save approximately $300,000 per year for costs related to being a public company.

Plans after the Merger

After the completion of the merger, the Contributing Stockholders will constitute all the record holders of Fuer (as the surviving entity of the merger), entitling Fuer to suspend its reporting obligations under Section 12(g) of the Exchange Act of 1934 by filing a Form 15 with the SEC. As a result, Fuer’s common stock will no longer be quoted on the OTCQB, and there will be no public market for Fuer’s common stock.

In addition, following the consummation of the merger, the Filing Persons intend to enter into a shareholders agreement governing their respective rights and interests in Fuer and its subsidiaries. Following the consummation of the merger, the Filing Persons plan to reorganize the corporate structure of Fuer so as to terminate the variable interest entity (“VIE’) status of Qiqihar Fuer Agronomy Inc. (“Qiqihar Fuer”). In connection with this reorganization, and in consideration for the termination of the Allied Agreements and the cancellation of the Warrants, Mr. Zhang plans to transfer approximately 15% equity ownership in Qiqihar Fuer to Allied.

Except as otherwise described in this Schedule 13E-3, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Fuer’s businesses. Except as otherwise described in this Schedule 13E-3, the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Fuer after the completion of the merger;

•	any sale or transfer of a material amount of assets currently held by Fuer after the completion of the merger;

•	any material change in Fuer’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in Fuer’s corporate structure or business.

However, the Filing Persons reserve the right to continue to evaluate the business and operations of Fuer with a view to maximizing Fuer’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the merger to beneficial owners of the Shares that are or hold their shares through unaffiliated stockholders, Contributing Stockholders, Newco and Fuer. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this Schedule 13E-3, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of Shares that own Shares as capital assets, and does not address tax consequences that may be relevant to holders of the Shares that may be subject to special tax treatment under the Code, such as holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold the Shares as part of a hedge, straddle, conversion, or other risk reduction transaction or holders who acquired Shares pursuant to the exercise of options or otherwise as compensation. Finally, the following discussion does not address the U.S. federal income tax consequences applicable to directly or indirectly holding an ownership interest in Fuer after the merger or the tax consequences of the merger under U.S. federal estate and gift tax laws, state, local or non-U.S. tax laws, or the tax consequences of any transactions occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger).

Unaffiliated Stockholders

U.S. Holders

For purposes of this discussion, a ‘‘U.S. Holder” is a beneficial owner of Shares that is an unaffiliated stockholder or that directly or indirectly holds its shares through an unaffiliated stockholder and is:

•	a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding Shares or a partner in such partnership should consult its tax advisors as to the particular U.S. federal income tax consequences of the merger.

The receipt of cash by a U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenters’ rights will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the U.S. Holder receives in the merger and that U.S. Holder’s adjusted tax basis in that U.S. Holder’s Shares. Such gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if, at the effective date of the merger, the U.S. Holder has held the Shares for more than one year. Long term capital gains recognized by a non-corporate U.S. Holder (including an individual) currently are eligible for a reduced rate of U.S. federal income tax. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares. In the event that a U.S. Holder exercises dissenters’ rights, any cash received that is attributable to interest generally will be treated as ordinary income for U.S. federal income tax purposes.

Any gain or loss recognized by a U.S. Holder generally should be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. However, in the event that Fuer is deemed to be a “resident enterprise” of the People’s Republic of China (the “PRC”) under the PRC Enterprise Income Tax Law (the “EIT Law”) and gain from the disposition of the Shares is subject to tax in the PRC, a U.S. Holder may be eligible to treat such gain as PRC-source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”) and the U.S. Holder must report the gain as such on IRS Form 8833. If Fuer is not eligible for the benefits of the Treaty, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of Shares, including the availability of the foreign tax credit under their particular circumstances.

The cash payments made to a U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenters’ rights will be subject to information reporting and backup withholding unless the U.S. Holder provides Fuer with a taxpayer identification number and certifies that such number is correct, or unless an exemption from backup withholding applies. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a U.S. Holder holding Shares will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. Holders of Shares should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Under legislation passed by Congress in January of 2013, the Bush Tax Cuts of 2001 and 2003 have been extended for individuals with income under a specific threshold ($450,000 for married individuals filing jointly; $425,000 for heads of household; $225,000 for married individuals filing separately and $400,000 for other individuals). For individuals with income in excess of the applicable threshold, such excess will be taxed at a rate of 39.6% for ordinary income and a rate of 20% for capital gains and qualified dividends. In addition, Section 1411 of the Code now imposes a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes, among other things, net gains (to the extent taken into account in computing taxable income) on the disposition of property other than property held in an active trade or business. The cash payments made to a U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenters’ rights may be classified as net investment income. In the case of an individual, the tax will be imposed on the lesser of (i) the beneficial owner’s net investment income or (ii) the amount by which the beneficial owner’s modified adjusted gross income exceeds a specific threshold ($250,000 for married individuals filing jointly; $125,000 for married individuals filing separately and $200,000 for other individuals). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the United States dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences applicable to Non-U.S. Holders holding Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is an unaffiliated stockholder or holds its Shares directly or indirectly through an unaffiliated stockholder and, for U.S. federal income tax purposes, is not a U.S. Holder and is not a partnership or other entity treated as a partnership for U.S. federal income tax purposes.

The receipt of cash by a Non-U.S. Holder pursuant to the merger or pursuant to the exercise of statutory dissenters’ rights generally will be exempt from U.S. federal income tax, unless: (a) the gain on the Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable U.S. income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), (b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year in which the merger occurs and certain other conditions are met or (c) the Non-U.S. Holder owned (actually or constructively) more than five percent of Fuer’s common stock at any time during the five years preceding the merger, and Fuer is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during such time.

A Non-U.S. Holder whose gain is described in (a) above will generally be subject to tax on its net gain in the same manner as if it were a U.S. Holder. In addition, such a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (including such gain) or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in (b) above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though such Non-U.S. Holder is not considered a resident of the United States). Fuer does not believe that it currently is a United States real property holding corporation or that it has been a United States real property holding corporation during the past five years.

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to cash payments made pursuant to the merger or the exercise of statutory dissenters’ rights if the Non-U.S. Holder has provided an IRS Form W-8BEN (or an IRS Form W-8ECI if the Non-U.S. Holder’s gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder holding Shares will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Contributing Stockholders, Newco and Fuer

For U.S. federal income tax purposes, the merger will not be a taxable transaction to the Contributing Stockholders, Newco or Fuer. Accordingly, none of the Contributing Stockholders, Newco or Fuer will recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

MATERIAL PRC TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises”. The implementation rules for the EIT Law define the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Although there has not been a definitive determination of Fuer’s status by the PRC tax authorities, Fuer does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for the Shares should otherwise be subject to PRC tax to holders of such Shares that are not PRC residents. If, however, the PRC tax authorities were to determine that Fuer should be considered a resident enterprise or that the receipt of cash for these securities should otherwise be subject to PRC tax, then gain recognized on the receipt of cash for Shares pursuant to the merger by holders of such securities who are not PRC residents could be treated as PRC-sourced income that would be subject to PRC tax at a rate of 10% for the enterprises or 20% for the individuals, unless otherwise specified by the applicable tax conventions and treaties. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING ANY PRC TAX CONSEQUENCES.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the merger

Under SEC rules, the Filing Persons are deemed to be engaged in a “going private” transaction, which, if consummated, will result in the suspension of SEC reporting obligations of Fuer and its affiliates. Rule 13e-3 of the Exchange Act requires the Filing Persons to provide certain information regarding their position as to the substantive and procedural fairness of the proposed merger to the unaffiliated stockholders. The Filing Persons are making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

As used in this Schedule 13E-3, the term “unaffiliated stockholders of Fuer” means any stockholder of Fuer other than the Filing Persons or any other affiliate of Fuer. To the knowledge of the Filing Persons, other than the Filing Persons, no director or executive officer of Fuer is holder of Fuer common stock. To the extent there are any directors or executive officers of Fuer, other than the Filing Persons, who hold Fuer common stock, such persons will participate in the merger in the same manner and to the same extent as the unaffiliated stockholders of Fuer.

Factors Considered In Determining Fairness

Each of the Filing Persons believes that the proposed merger is both substantively fair to the unaffiliated stockholders of Fuer based on the following factors:

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Arms-length Negotiation with Capital Soldier Limited. Beginning in early 2012, from time to time, Mr. Yanzeng Xing (“Mr. Xing”), representative of Mr. Zhang, has discussed with representatives of CSI the possibility of taking Fuer private through a short-form merger. In January 2013, a representative of CSI told representatives of Mr. Zhang that CSI would be interested in participating in the transaction if it could retain its percentage interest in Fuer. However, Mr. Zhang preferred a transaction in which CSI would be cashed out in connection with the short-form merger, and asked if CSI would exercise its dissenters’ rights in the event Mr. Zhang and other stockholders pursued the going private transaction through a short-form merger. After several rounds of negotiations, CSI agreed in February 2013 that it would not exercise its dissenters’ rights in connection with the merger upon receipt of the Notice of Merger and Dissenter’s Right and that it would surrender its shares of Fuer common stock at a price of $1.29 per share.

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Current Lack of Liquidity for Stockholders. The Filing Persons considered the fact that there has been virtually no trading of the Shares since the Share Exchange, as relevant to their belief that the merger is fair to the unaffiliated stockholders of Fuer. Other than 1,300 shares on August 5, 2010, 600 shares on August 9, 2010 and 1,100 shares on March 3, 2011, there has been no trading of the shares of Fuer common stock since June 16, 2010 when the Share Exchange (as defined below in Item 2 of the Schedule 13E-3) was completed. The merger consideration, at $1.29 per share, provides immediately liquidity to the unaffiliated stockholders.

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No Brokerage Fees or Commissions. The merger will enable the unaffiliated stockholders of Fuer to immediately receive cash for their shares of Fuer common stock, without the payment of any brokerage fees or commissions typically associated with market sales.

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Control Position of the Filing Persons. The Contributing Stockholders’ collective beneficial ownership of approximately 97% of the outstanding Shares (1) will result in an extremely small public float that limits the amount of trading in the Shares even if Fuer common stock starts trading in the future and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons.

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Current and Historical Market Prices and Market Price Trend. The Filing Persons considered the current and historical market prices and the trend of the market prices for the Shares as relevant to their belief that the merger is fair. To the Filing Persons’ knowledge, the last public trade of Fuer shares took place on March 3, 2011, at which time 1,100 shares were sold at $1.01 per share. Prior to that transaction, there were only two trades of Fuer shares that took place subsequent to the Share Exchange that involved the sales of 1,300 and 600 shares respectively for a price of $5 per share. The Filing Persons believe these transactions are not indicative of the fair value of the Shares because these transactions occurred at least 24 months ago. In addition, on June 17, 2010, one day after the Share Exchange, Fuer issued to Allied Merit International Investment Inc., one of the Contributing Stockholders, 1,018,868 restricted shares of common stock of Fuer and warrants to purchase 873,315 shares of common stock of Fuer at $2.58 per share in exchange for a total consideration of $2,500,000. The Filing Persons believe this transaction is not indicative of the fair value of the shares as the restricted shares and warrants were issued in a private placement and partly in consideration of certain services provided by Allied. Furthermore, this transaction occurred about 33 months ago. In sum, there is neither current market price data nor meaningful historical market price data for the shares. The Filing Persons believe that the Merger Price constitutes fair value to the unaffiliated stockholders as the payment of Merger Price provides immediate cash to the unaffiliated stockholders that would not be otherwise available.

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No Firm Offers. The Filing Persons considered the absence of any third party buyer for Fuer during the past two years to support the fairness of the merger to the unaffiliated stockholders of Fuer because the absence of a third party buyer demonstrated that the proposed merger with Newco was the only likely source of prompt liquidity for the shares that was simultaneously available to all of the unaffiliated stockholders of Fuer. In support of this factor, the Filing Persons considered the fact that no firm offer has been made in the last two years for: (1) the merger or consolidation of Fuer with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Fuer; or (3) a purchase of Fuer’s securities that would enable the holder to exercise control of Fuer. The Contributing Stockholders intend to retain their majority holdings in

Fuer, and did not seek a buyer for Fuer. The Filings Persons believe that “shopping” Fuer would not only entail substantial time delays and detract from the amount of time and energy by management of Fuer focused on Fuer’s business, but would also disrupt and discourage Fuer’s employees and create uncertainty among Fuer’s end customers without any benefit to the unaffiliated stockholders. The fact that the Filing Persons did not seek a buyer foreclosed the opportunity to consider an alternative transaction with a third party purchaser of Fuer or otherwise provide liquidity in the form of a third party offer to the unaffiliated stockholders of Fuer. Accordingly, it is unlikely that finding a third party buyer for Fuer was a realistic option for the unaffiliated stockholders of Fuer.

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Elimination of Future Financial Performance Risks of Fuer. The merger would shift the risk of the future financial performance of Fuer from the unaffiliated stockholders, who do not have the power to control decisions made regarding Fuer’s business, entirely to the Filing Persons who have the power to control Fuer’s business.

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No Dividends. Fuer has never declared or paid any dividends since its inception, and based on Fuer’s disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, it has no intention to pay dividends in the foreseeable future.

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No Reporting Obligations. After the merger, Fuer will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.

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Dissenter’s Rights. The unaffiliated stockholders of Fuer are entitled to exercise dissenter’s rights and demand fair value for their shares of Fuer common stock as determined by a Nevada state district court, which may be determined to be more or less than the cash amount offered in the merger.

The Filing Persons did not consider any implied liquidation value when determining the Merger Price because it was not contemplated that Fuer be liquidated whether or not the merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business. The Filing Persons did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of Fuer as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of Fuer, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the merger. The net book value of Fuer as of September 30, 2012 and December 31, 2011 was $2.52 per share and $2.16 per share respectively.

The Filing Persons did not establish, and did not consider, a going concern value for the shares to determine the fairness of the Merger Price to Fuer’s unaffiliated stockholders due to the significant expense associated with such a valuation.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders.

The Filing Persons considered engaging a financial advisor to provide valuation analysis for the purpose of determining the fairness of the merger but determined not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% or more of the outstanding stock of a corporation under Section 92A.180 of the NRS. Section 92A.180 provides that a stockholder of 90% or more of the outstanding shares of a corporation has an affirmative right to eliminate minority stockholders’ participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the merger. The Filing Persons determined that by disclosing to the unaffiliated security holders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their dissenter’s rights, their obligation, if any, to the unaffiliated stockholders of Fuer is satisfied. In addition, the Filing Persons believed that the cost of obtaining such a valuation analysis, and the diversion of management resources to assist the financial advisor, would be a drain on the resources of Fuer.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the merger is procedurally and substantively fair to the unaffiliated stockholders of Fuer, the Filing Persons, acting individually, have also weighed the following negative factors:

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No Future Participation in the Prospects of Fuer. Following the consummation of the merger, the unaffiliated stockholders will cease to participate in the future earnings or growth, if any, of Fuer, or benefit from an increase, if any, in the value of their holdings in Fuer.

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Actual or Potential Conflicts of Interest. The Filing Persons currently own (or are deemed to own) approximately 97% of the outstanding common stock of Fuer and following the merger, will own 100% of Fuer. Accordingly, and as disclosed herein, the interests of the Filing Persons in determining the Merger Price are adverse to the interests of the unaffiliated Stockholders.

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No Opportunity for the Unaffiliated Stockholders or the Board to Vote on the Merger. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Fuer. No such approval has been or will be sought.

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No Special Committee Representing the Interests of Unaffiliated Stockholders. There is no special committee or other representative to act on behalf of the unaffiliated stockholders of Fuer because no approval of the unaffiliated Fuer stockholders is required for the merger.

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No Approval of Independent Directors. There are currently two independent directors on the Board of Fuer: Mr. Huabang Chen and Mr. Zeyu Li. However, the merger does not require approval by the Board of Fuer pursuant to the NRS. Therefore, there is no approval of the merger by independent directors.

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No Fairness Opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the merger or value of the Shares.

After weighing these negative factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the merger is substantively and procedurally fair to the unaffiliated stockholders of Fuer.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the merger by at least a majority of the unaffiliated stockholders of Fuer nor did they consider it necessary to establish a special committee or otherwise retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of Fuer for purposes of negotiating the terms of the merger, because both procedural safeguards would delay and increase the costs of the merger to the detriment of Fuer and the unaffiliated stockholders of Fuer. Further, the Filing Persons believe the merger is procedurally fair because the unaffiliated stockholders of Fuer will be entitled to exercise dissenter’s rights under the Dissenters’ Rights Provisions.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the merger to the unaffiliated stockholders of Fuer, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the merger to the unaffiliated stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Neither the Board of Fuer nor any of the Filing Persons obtained any fairness opinion, valuation analysis or appraisals from any independent source in connection with the merger. Please see “Special Factors – Purposes, Alternatives, Reasons and Effects of the Merger – Background of the Transaction” beginning on page 11 of this Schedule 13E-3 for a description of arm’s length negotiations concerning the merger price between the Filing Persons and Capital Soldier Limited, an unaffiliated stockholder of Fuer owning approximately 95.6% of all Shares held by unaffiliated stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other risk factors identified in (i) Fuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC, on March 30, 2012, (ii) Fuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed with the SEC on May 14, 2012, (iii) Fuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed with the SEC on August 13, 2012 and amended on November 9, 2012, (iv) Fuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 filed with the SEC on November 14, 2012 and (iv) as otherwise described in Fuer’s filings with the SEC from time to time.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on page 1 of this Schedule 13E-3.

Item 2. Subject Company Information

Name and Address

The name of the subject company is Fuer International, Inc., a Nevada corporation (“Fuer”). The principal executive offices of Fuer are located at Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang Province, China 161041 and its telephone number is 86-452-6919150.

Fuer is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Securities

The exact title of the class of equity securities subject to the merger is common stock, par value $0.001 per share, of Fuer. As reported in Fuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, there were 12,958,032 Shares outstanding as of November 12, 2012. As of March 8, 2013, Allied holds warrants to purchase 873,315 common shares of Fuer at the exercise price of $2.58 per share, and pursuant to the Contribution Agreement, such warrants will be cancelled in full immediately prior to the effective time of the merger. Other than such warrants held by Allied, there are no issued and outstanding options or warrants to acquire any capital stock of Fuer.

Trading Market and Price

Fuer common stock is quoted on the OTCQB under the trading symbol “FRXT”. There is no established trading market for Fuer common stock, and there have been no trades reported since January 1, 2011 other than for 1,100 shares that traded on March 3, 2011 at a price of $1.01 per share, the last date on which Fuer common stock traded prior to the filing date of this Schedule 13E-3.

Dividends

To the knowledge of the Filing Persons, Fuer has never declared or paid any dividends in respect of its capital stock. According to Fuer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2011, Fuer states that it does not intend to pay dividends on the shares of common stock in the foreseeable future and that, if Fuer ever determines to pay a dividend, Fuer may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of such dividends from the profits of its operating subsidiaries in the People’s Republic of China.

Prior Public Offerings

None of the Filing Persons or, to the knowledge of the Filing Persons, Fuer, has made any underwritten public offering of any capital stock of Fuer for cash during the past two years that was registered under the Securities Act of 1933, as amended, or exempt from registration thereunder pursuant to Regulation A.

Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any shares during the past two years other than disclosed herein.

On June 15, 2010, Fuer (f/k/a Forex 365, Inc.) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with China Golden and its shareholders (which included the Contributing Stockholders). Pursuant to the Share Exchange Agreement, Fuer issued 11,550,392 newly issued common shares to the shareholders of China Golden in exchange for all the issued and outstanding shares of China Golden (the “Share Exchange”). The shares Fuer issued to the shareholders of China Golden constitute 96.74% of issued and outstanding capital stock of Fuer on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

Immediately following consummation of the transactions contemplated by the Share Exchange Agreement, Fuer entered into a Securities Purchase Agreement with Allied pursuant to which Allied agreed to purchase (i) 1,018,868 shares of Fuer common stock, and (ii) warrants to purchase 877,315 shares of the common stock of Fuer in exchange for $2,500,000. The Fuer common shares issued to Allied constituted approximately 7.86% of the issued and outstanding shares of Fuer immediately after the closing of the transactions contemplated therein. Please refer to details of the transaction with Allied and the Share Exchange in Current Report on Form 8-K filed on June 22, 2010.

Item 3. Identity and Background of Filing Persons

Fuer Merger Newco Ltd. (“Newco”)

Name and Address. Newco was recently formed by the Filing Persons for the purpose of effecting the merger. Newco’s principal business address is Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang Province, China 161041 and its telephone number is 86-452-6919150. Mr. Li Zhang is President, Treasurer, Secretary and sole director of Newco.

Business and Background of Entity. Newco was formed for the sole purpose of acquiring all of the shares held by Contributing Stockholders, and following such acquisition, merging with Fuer pursuant to Section 92A.180 of the NRS. Contributing Stockholders have agreed to contribute to Newco the shares of Fuer common stock held by them immediately prior to the consummation of the merger. Newco is a Nevada corporation.

Business and Background of Natural Persons. The name, business address, position with Newco, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Newco, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Newco has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Newco from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Contributing Stockholders

None of the following Contributing Stockholders has (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such Contributing Stockholder from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Li Zhang (“Mr. Zhang”)

Name and Address. Mr. Zhang’s principal business address is Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang Province, China 161041 and its telephone number is 86-452-6919150.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Zhang has been Chairman of the Board of Fuer since December 2010. Mr. Zhang has been the Chief Executive Officer of Fuer since June 2010. Since 2003, Mr. Zhang has been the Chairman of the Board and CEO of Qiqihar Fuer Agronomy Inc., the variable interest entity controlled by the Company through a series of agreements. From 1995 to 2003, Mr. Zhang was engaged in the private business of agricultural product distributions. Mr. Zhang has over 15 years of experience in business management and the operation of seeds breading and retailing businesses and was the founder of Qiqihar Fuer Agronomy Inc. Since 2006, Mr. Zhang has served as a member of the provincial People’s Congress of Heilongjiang. Mr. Zhang is a citizen of the PRC.

Oriental Agriculture Co., Ltd. (“Oriental Agriculture”)

Name and Address. The principal business address of Oriental Agriculture Co., Ltd. is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands and its telephone number is +86-451-89255555.

Business and Background of Entity. Oriental Agriculture, a British Virgin Islands company duly incorporated under the International Business Companies Act on November 30, 2009, owns approximately 56.6% of the Shares. Oriental Agriculture was formed for the purpose of holding such Shares and has not conducted any other business. Oriental Agriculture has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Oriental Agriculture from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Oriental Agriculture, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Oriental Agriculture, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Trade Ever Holdings Limited (“Trade Ever”)

Name and Address. The principal business address of Trade Ever is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands and its telephone number is +86-452-6728655.

Business and Background of Entity. Trade Ever, a British Virgin Islands company duly incorporated under the International Business Companies Act on March 26, 2010, owns approximately 9.8% of the Shares. Trade Ever was formed for the purpose of holding such Shares and has not conducted any other business. Trade Ever has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Trade Ever from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Trade Ever, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Trade Ever, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Faith Origin Limited (“Faith Origin”)

Name and Address. The principal business address of Faith Origin is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands and its telephone number is +86-451-89800000.

Business and Background of Entity. Faith Origin, a British Virgin Islands company duly incorporated under the International Business Companies Act on March 18, 2010, owns approximately 9.6% of the Shares. Faith Origin was formed for the purpose of holding such Shares and has not conducted any other business. Faith Origin has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Faith Origin from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Faith Origin, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Faith Origin, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Allied Merit International Investment Inc. (“Allied”)

Name and Address. The principal business address of Allied is 802, 8/F Eton Tower, Hysan Ave., Causeway Bay, Hong Kong and its telephone number is +86-10-84938811.

Business and Background of Entity. Allied, a British Virgin Islands company duly incorporated under the International Business Companies Act on February 16, 2006, owns approximately 7.9% of the outstanding shares of Fuer common stock as of March 8, 2013. In addition, as of March 8, 2013, Allied holds currently exercisable Warrants to purchase 873,315 shares of Fuer common stock at the exercise price of $2.58 per share. Taking into account the 873,315 shares of Fuer common stock issuable upon the exercise of the Warrants, Allied would be deemed to beneficially own approximately 14.0% of Fuer common stock. Pursuant to the Contribution Agreement, as of the effectiveness of the merger, the Warrants will be automatically cancelled and terminated. Allied’s principal business is to provide banking and financial services to companies based in Asia. Allied has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Allied from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Allied, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Allied, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Virtue World Limited (“Virtue World”)

Name and Address. The principal business address of Virtue World is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands and its telephone number is +86-10-52521717.

Business and Background of Entity. Virtue World, a British Virgin Islands company duly incorporated under the International Business Companies Act on February 18, 2010, owns approximately 5.9% of the Shares. Virtue World was formed for the purpose of holding such Shares and has not conducted any other business. Allied has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining Virtue World from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons. The name, business address, position with Virtue World, principal occupation, five-year employment history and citizenship of each of the directors and executive officers of Virtue World, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I attached hereto.

Yuhua Liu (“Ms. Liu”)

Name and Address. Ms. Liu’s principal business address is Neiwei Road, Fulaerji District, Qiqihar, Heilongjiang Province, China 161041 and her telephone number is 86-452-6919150.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. Liu has been a Director of Fuer since December 2010. Ms. Liu served as Finance Supervisor of Fuer Agronomy Inc. from 2008, and as the Administrative Supervisor of Fuer Agronomy Inc. from 1995 to 2008. From 1992 to 1995, Ms. Liu served as Financial Supervisor of Fulaerji Science & Technology Co., Ltd. From 1989 to 1992, Ms. Liu served as the Head of the Human Resources Department of Fulaerji Science & Technology Research Institute. Ms. Liu has 18 years of experience in financial management. Ms. Liu is a citizen of the PRC and is the wife of Mr. Zhang.

Qiuli Zhao (“Mr. Zhao”)

Name and Address. The principal business address of Mr. Zhao is Group 3, Beixing Street Yuanyi Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China. His telephone number is +86-189-4522-2655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Zhao has served as a seed breeding specialist of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Zhao is a citizen of the PRC.

Shuxian Liu (“Ms. Liu”)

Name and Address. The principal business address of Ms. Liu is Group 252, Hongwei Street Fanhua Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China. Ms. Liu’s telephone number is +86-186-1842-5655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. Liu has served as the director of human resources department of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Ms. Liu is a citizen of PRC.

Heping Gao (“Mr. Gao”)

Name and Address. The principal business address of Mr. Gao is Group 250, Dongfeng Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China. His telephone number is +86-186-8697-4655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Gao has served as the manager of the seed processing plant of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Gao is a citizen of the PRC.

Pingfang Han (“Mr. Han”)

Name and Address. The principal business address of Mr. Han is Group 6, Zhonghe Cun, Xihe Zhen, Keshan County, Heilongjiang Province, China. His telephone number is +86-189-4520-8655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Han has served as the manager of the logistics department of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Han is a citizen of the PRC.

Guobin Tan (“Mr. Tan”)

Name and Address. The principal business address of Mr. Tan is No. 11-2-6-1, Hong’an Wei, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China. His telephone number is +86-189-4520-6655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Tan has served as a soybean breeding specialist of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Tan is a citizen of the PRC.

Hailong Cao (“Mr. Chao”)

Name and Address. The principal business address of Mr. Cao is Group 3, Dawopu Cun, Dashuangmiao Xiang, Ningcheng County, Chifeng City, Neimenggu Auto-governance Region, China. His telephone number is +86-133-5975-6388.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Cao has served as the director of the procurement department of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Cao is a citizen of the PRC.

Jinquan Shi (“Mr. Shi”)

Name and Address. The principal business address of Mr. Shi is Group 2, Yikenzhong Cun, Dashuangmiao Xiang, Ningcheng County, Chifeng City, Neimenggu Auto-governance Region, China. His telephone number is +86-189-4520-2567.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Shi has served as the manager of corporate staff of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Shi is a citizen of the PRC.

Xixian Dong (“Mr. Dong”)

Name and Address. The principal business address of Mr. Dong is Fuli Qu, Chinese No. 10 Metallurgy Construction Company, Huayin City, Shanxi Province, China. His telephone number is +86-133-0928-6132.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Dong is retired for the past 5 years. Mr. Dong is a citizen of the PRC.

Houyun Yang (“Mr. Yang”)

Name and Address. The principal business address of Mr. Yang is Ji Ti No. 12, Xiao Ying East Road, Qing He, Haidian District, Beijing, China. His telephone number is +86-136-5124-0329.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Yang has been an employee of Allied for the past 5 years. The principal business of Allied is providing financial advisory services. Mr. Yang is a citizen of the PRC.

Shunxiang Xun (“Mr. Xun”)

Name and Address. The principal business address of Mr. Xun is 255 Zu, Fansheng Wei, Fulaerji District, Qiqihar City, Heilongjiang Province, China. His telephone number is +86-151-2007-1912.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Xun has been an employee of Allied for the past 5 years. The principal business of Allied is providing financial advisory services. Mr. Xun is a citizen of the PRC.

Xiuli He (“Ms. He”)

Name and Address. The principal business address of Ms. He is No. 9-2, 2 Danyuan,1 Zhuang, 3 Hao, Baiguo Road, Fuling District, Chongqing, China. Her telephone number is +86-138-1051-6833.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. He has been an employee of Allied for the past 5 years. The principal business of Allied is providing financial advisory services. Ms. He is a citizen of the PRC.

Xiaoling Yu (“Ms. Yu”)

Name and Address. The principal business address of Ms. Yu is C21, Kinglong International Building, No.9, Fulin Rd. Chaoyang District Beijing, China. Her telephone number is +86-138-1170-4367.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Yu has been an employee of Allied for the past 5 years. The principal business of Allied is providing financial advisory services. Ms. Yu is a citizen of the PRC.

Item 4. Terms of the Transaction

Material Terms

Pursuant to the Contribution Agreement, Contributing Stockholders have agreed to contribute an aggregate of 12,569,259 shares to Newco immediately prior to the consummation of the merger. Such shares represent, in the aggregate, approximately 97% of Fuer’s total shares outstanding. On the effective date of the merger, Newco will merge with Fuer pursuant to Section 92A.180 of the NRS, with Fuer being the surviving corporation. To so merge, the board of directors of Newco and Contributing Stockholders, constituting all the stockholders of Newco, will approve the merger. Fuer as the surviving entity in the merger will file Articles of Merger with the Secretary of State of Nevada pursuant to NRS 92A.200(1). On the effective date of the merger:

•

Each Share (other than Shares held by Newco and Shares with respect to which dissenter’s rights have been properly exercised and not withdrawn or lost) issed and outstanding immediately prior to the merger will be converted into the right to receive the Merger Price in cash, without interest;

•	Each Share held by Newco immediately prior to the merger will be cancelled;

•

Each share of Newco’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the merger will be converted into one validly issued, fully paid and nonassessable share of common stock of Fuer as the surviving corporation of the merger;

•	The merger will have the effects provided in Section 92A.180 of the NRS, including, among other things, that:

•	The title to all real estate and other property owned by each of Fuer and Newco is vested in the surviving corporation without reversion or impairment;

•	The surviving corporation has all of the liabilities of each of Fuer and Newco;

•	A proceeding pending against Fuer or Newco may be continued as if the merger had not occurred or the surviving corporation may be substituted in such proceeding;

•

The Articles of Association and the Bylaws of Fuer as in effect immediately prior to the merger shall be the Articles of Association and the Bylaws of the surviving corporation after the merger until the same shall be duly altered or amended as provided therein or by applicable law; and

•	Following the merger, the Contributing Stockholders will own all outstanding capital stock of Fuer (as the surviving entity of the merger).

Under Section 92A.180 of the NRS, because Newco will hold approximately 97% of the outstanding Shares prior to the merger, Newco will have the power to effect the merger without a vote of Fuer’s board of directors or the stockholders of Fuer. The Filing Persons intend to take all necessary and appropriate actions to cause the merger to become effective on the effective date, without a meeting or consent of the stockholders of Fuer. The Merger Price is $1.29 per share in cash, without interest.

Upon completion of the merger, in order to receive the Merger Price of $1.29 per share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such shares by delivering to the Paying Agent the stock certificate or certificates that, prior to the merger, had evidenced such shares, as set forth in a Notice of Merger and Dissenter’s Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the effective date. Stockholders are encouraged to read the Notice of Merger and Dissenter’s Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory dissenter’s rights.

For U.S. federal income tax purposes generally, the receipt of the cash consideration by U.S. Holders of the shares pursuant to the merger will be a taxable sale of the U.S. Holders’ Shares. See “Material U.S. Federal Income Tax Consequences” on page 18 of this Schedule 13E-3.

Different Terms

Stockholders of Fuer will be treated as described in this Item 4 under “Material Terms” above.

Dissenter’s rights

Pursuant to Chapter 92A (Section 300 through 500 inclusive) of the NRS, or the “Dissenters’ Rights Provisions”, any unaffiliated stockholder of Fuer is entitled to dissent to the merger, and obtain payment of the fair value of the shares. In the context of the merger, the Dissenters’ Rights Provisions provide that the unaffiliated stockholders may elect to have Fuer purchase the shares held by the unaffiliated stockholders for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the Dissenters’ Rights Provisions. The fair value of the Shares of any unaffiliated stockholder means the value of such Shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless exclusion of any appreciation or depreciation would be inequitable.

A copy of the Dissenters’ Rights Provisions is attached as Exhibit (f) hereto. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Exhibit (f) hereto. If you fail to comply with the procedures specified in the Dissenters’ Rights Provisions in a timely manner, you may lose your dissenters’ rights. Because of the complexity of those procedures, you should seek the advice of counsel if you are considering exercising your dissenters’ rights.

Unaffiliated stockholders who perfect their dissenters’ rights by complying with the procedures set forth in the Dissenters’ Rights Provisions will have the fair value of their Shares determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of such Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the Merger Price to be paid in connection with the merger. In addition, unaffiliated stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the merger on the amount determined to be the fair value of their Shares.

Within 10 days after the effectuation of the merger, Fuer will send a written notice (the “Notice of Merger and Dissenter’s Rights”) to all the record stockholders of Fuer entitled to dissenters’ rights. Pursuant to NRS 92A.430, the Notice of Merger and Dissenter’s Rights will be accompanied by information that will: (a) state where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited; (b) inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received; (c) supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date; (d) set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and (e) be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

Under NRS 92A.440, a stockholder wishing to exercise dissenter’s rights must:

•	demand payment;

•	certify whether the stockholder acquired beneficial ownership of the common stock before the date specified in the Notice of Merger and Dissenter’s Rights; and

•	deposit its certificates, if any, in accordance with the terms of the Notice of Merger and Dissenter’s Rights.

Under NRS 92A.440(5), stockholders who fail to demand payment or deposit their certificates where required by the dates set forth in the Notice of Merger and Dissenter’s Rights will not be entitled to demand payment or receive the fair market value for their shares of capital stock as provided under Nevada law. Instead, such stockholders will receive the same consideration as the stockholders who do not exercise rights of a dissenting owner.

Pursuant to NRS 92A.460, within 30 days after receipt of a demand for payment, Fuer must pay each dissenter who complied with the provisions of the Dissenters’ Rights Provisions the amount Fuer estimates to be the fair value of such shares, plus interest from the effective date of the merger. The payment must be accompanied by the following: (a) Fuer’s balance sheet as of the end of 2011, a statement of income for 2011, a statement of changes in the stockholders’ equity for 2011 or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any; (b) a statement of Fuer’s estimate of the fair value of the shares; and (c) a statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of Fuer’s obligations under Chapter 92A of the NRS.

Under NRS 92A.470(1), Fuer is entitled to withhold payment from a dissenter unless the dissenter was the beneficial owner before the date set forth in the dissenters’ notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed corporate action. If Fuer chooses to withhold payment, it is required, within 30 days after receiving demand for payment, to notify the dissenter: (a) of Fuer’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, a statement of earnings for that year, and a statement of changes in stockholders’ equity for that year, or, where such financial statements are not reasonably available, then such reasonably equivalent financial information, as well as the latest available financial statements, if any; (b) of Fuer’s estimate of the fair value of the shares; (c) that the dissenter may accept Fuer’s estimate of the fair value, plus interest, in full satisfaction of her demand or demand appraisal; (d) that if the dissenter wishes to accept the offer, the dissenter must notify Fuer of acceptance within 30 days after receiving of the offer; and (e) that if the dissenter does not satisfy the requirements for demanding appraisal, the dissenter shall be deemed to have accepted Fuer’s offer.

NRS 92A.480(1) provides that a dissenter who believes that the amount paid or offered is less than the full value of his or her shares of capital stock, or that the interest due is incorrectly calculated, may, within 30 days after Fuer made or offered payment for the shares, either (i) notify Fuer in writing of his or her own estimate of the fair value of the shares of capital stock and the amount of interest due and demand payment of difference between this estimate and any payments made, or (ii) reject the offer for payment made by Fuer and demand payment of the fair value of his or her shares and interest due.

If Fuer does not deliver payment within 30 days of receipt of the demand for payment, the dissenting stockholder may enforce under NRS 92A.460(1) the dissenter’s rights by commencing an action in Clark County, Nevada or if the dissenting stockholder resides or has its registered office in Nevada, in the county where the dissenter resides or has its registered office.

If a dissenting stockholder disagrees with the amount of Fuer’s payment, then the dissenting stockholder may, pursuant to NRS 92A.480, within 30 days of such payment, (i) notify Fuer in writing of the dissenting stockholder’s own estimate of the fair value of the dissenting shares and the amount of interest due, and demand payment of such estimate, less any payments made by Fuer, or (ii) reject the offer by Fuer if the dissenting stockholder believes that the amount offered by Fuer is less than the fair value of the dissenting shares or that the interest due is incorrectly calculated. If a dissenting stockholder submits a written demand as set forth above and Fuer accepts the offer to purchase the Shares at the offer price, then such dissenting stockholder will be sent a check for the full purchase price of the Shares within 30 days of acceptance.

If a demand for payment remains unsettled, Fuer must commence a proceeding in the Clark County, Nevada district court within 60 days after receiving the demand. Each dissenter who is made a party to the proceeding shall be entitled to a judgment in the amount, if any, by which the court finds the fair value of the dissenting shares, plus interest, exceeds the amount paid by Fuer. If a proceeding is commenced to determine the fair value of the Shares, the costs of such proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court, shall be assessed against Fuer, unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable against Fuer if the court finds that (i) Fuer did not comply with the Dissenters’ Rights Provisions or (ii) against either Fuer or a dissenting stockholder, if the court finds that such party acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by the Dissenters’ Rights Provisions.

If Fuer fails to commence such a proceeding, it would be required by NRS 92A.490(1) to pay the amount demanded to each dissenter whose demand remains unsettled. Dissenters would be entitled to a judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by Fuer; or the fair value, plus accrued interest, of his after-acquired shares for which Fuer elected to withhold payment pursuant to Section 92.470 of the NRS.

Under Section 92A.490(4) of the NRS, the district court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to such order. In any such court proceeding, the dissenters are entitled to the same discovery rights as parties in other civil proceedings.

Under Section 92A.500 of the NRS, the district court will assess the costs of the proceedings against Fuer, unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The district court may also assess against Fuer or the dissenters the fees and expenses of counsel and experts for the respective parties, in the amount the court finds equitable.

A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect dissenters’ rights of appraisal. If the Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for dissenters’ rights of appraisal must be executed by or for the record owner. If Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Shares.

A record holder, such as a broker, fiduciary, depository or other nominee, who holds Shares as a nominee for others, will be able to exercise dissenters’ rights of appraisal with respect to the Shares held for all or less than all of the beneficial owners of those Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner.

Under NRS 92A.380(2), a stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the merger unless it is unlawful or fraudulent with respect to the stockholder or Fuer. Because the merger is being effected as a short-form merger under Section 92A.180 of the NRS, it does not require approval by the stockholders or the board of directors of Fuer. No such approval has been or will be sought.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenter’s rights and is qualified in its entirety by express reference to Section 92A.300 to 500 of the NRS, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF DISSENTER’S RIGHTS.

Provisions for Unaffiliated Stockholders

None of the Filing Persons intend to grant the unaffiliated stockholders of Fuer special access to any of the Filing Persons’ records in connection with the merger. None of the Filing Persons intend to obtain counsel or appraisal services for the unaffiliated stockholders of Fuer.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

Fuer is a Nevada company that controls directly and indirectly several subsidiaries in the BVI and China. Fuer owns all of the issued and outstanding capital stock of China Golden Holdings, Ltd. (“China Golden”), a BVI company. China Golden is a holding company that owns 100% of the outstanding capital stock of Qiqihar Deli Enterprise Management Consulting Co., Ltd. (“Deli”), a company incorporated under the laws of the PRC and a wholly-owned indirect subsidiary of Fuer. Fuer’s affiliated companies include Qingdao Fuer Agronomy Biochemical Co., Ltd., a PRC company that sells pesticides, germicides, and herbicides to customers across China and is controlled by Mr. Zhang.

In order to comply with certain foreign ownership restrictions under PRC laws, Fuer conducts its operations in China through its variable interest entity, Qiqihar Fuer Agronomy Inc. (“Qiqihar Fuer”), a limited liability company organized under the laws of the PRC. On March 25, 2010, Deli entered into a series of contractual agreements with Qiqihar Fuer and its two shareholders (Mr. Li Zhang and Ms. Yuhua Liu), in which Deli effectively assumed management of the business activities of Qiqihar Fuer and has the right to appoint all executives and senior management and the members of the board of directors of Qiqihar Fuer. The contractual arrangements are comprised of a series of agreements, including a Consulting Services Agreement, an Exclusive Business Operation Agreement, a Proxy Agreement, and an Exclusive Option Agreement, through which Deli has the right to advise, control, manage and operate Qiqihar Fuer for an annual fee in the amount of Qiqihar Fuer’s yearly net profits after tax. Additionally, Qiqihar Fuer’s shareholders have pledged their rights, title and equity interest in Qiqihar Fuer as security for Deli to collect consulting and services fees provided to Qiqihar Fuer through an Equity Pledge Agreement between such shareholders and Deli (the aforementioned contractual agreements and the Share Pledge Agreement to be collectively referred to as “Contractual Agreements”). In order to further reinforce Deli’s rights to control and operate Qiqihar Fuer, Qiqihar Fuer’s shareholders have granted Deli the exclusive right and option to acquire all of their equity interests in Qiqihar Fuer through the Exclusive Option Agreement mentioned above. The Contractual Arrangements are such that Deli, and ultimately Fuer, has the ability to substantially influence the daily operations and financial affairs of Qiqihar Fuer, in addition to being able to appoint Qiqihar Fuer’s senior executives and approve all matters requiring stockholder approval. The structure of the Contractual Agreements is such that Qiqihar Fuer is effectively a variable interest entity (“VIE”) of Deli. Accordingly, Fuer, through its wholly-owned subsidiaries consolidates Qiqihar Fuer’s results of operation, assets and liabilities in their financial statements.

Ms. Yuhua Liu, a 4.21% equity holder of Qiqihar Fuer, is a director of Fuer and directly holds approximately 4.29% of Fuer common stock as of the date of this Schedule 13E-3. Mr. Li Zhang, the Chairman and CEO of Fuer, directly holds 95.79% of the equity interest of Qiqihar Fuer and holds executive positions in Qiqihar Fuer. Mr. Li Zhang directly holds approximately 56.6% of Fuer common stock as of the date of this Schedule 13E-3.

Other than as described in this Schedule 13E-3, there have been no transactions that occurred during the past two years between the Filing Persons (including their respective executive officers, directors and controlling persons) and Fuer or any of its affiliates.

(b) Significant Corporate Events.

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Fuer or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Fuer’s securities, election of Fuer’s directors or sale or other transfer of a material amount of assets of Fuer.

(c) Negotiations or Contacts.

Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item between (i) any affiliates of Fuer or (ii) Fuer or any of its affiliates and any person not affiliated with Fuer who would have a direct interest in such matters.

(d) Conflicts of Interest.

Not applicable.

(e) Agreements Involving the Subject Company’s Securities.

Except as described in this Schedule 13E-3, there are no agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the knowledge of any of the Filing Persons, any other person with respect to any securities of Fuer.

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The shares acquired in the merger from the unaffiliated stockholders of Fuer will be cancelled.

Plans.

It is currently expected that, following the consummation of the merger, the business and operations of Fuer will, except as set forth in this Schedule 13E-3, be conducted by Fuer (as the surviving entity of the merger) and/or its subsidiaries substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of Fuer with a view to maximizing Fuer’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. Following the consummation of the merger, the Filing Persons intend to cause Fuer to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of Fuer’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors — Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on pages 11 and 36, respectively, of this Schedule 13E-3.

In addition, following the consummation of the merger, the Filing Persons intend to enter into a shareholders agreement governing their respective rights and interests in Fuer and its subsidiaries. As discussed above under Item 5 — “Past Contracts, Transactions, Negotiations and Agreements”, Fuer currently conducts its operations in China through a VIE structure. Following the consummation of the merger, the Filing Persons plan to reorganize the corporate structure of Fuer so as to terminate the VIE status of Qiqihar Fuer, its operating subsidiary in the PRC. In connection with this reorganization, and in consideration for the termination of the Allied Agreements and the cancellation of the Warrants, Mr. Zhang plans to transfer approximately 15% equity ownership in Qiqihar Fuer to Allied.

Except as otherwise described in this Schedule 13E-3, the Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Fuer’s businesses. Except as otherwise described in this Schedule 13E-3, Fuer has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving Fuer after the completion of the merger;

•	any sale or transfer of a material amount of assets currently held by Fuer after the completion of the merger;

•	any material change in Fuer’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in Fuer’s corporate structure or business.

However, the Filing Persons reserve the right to continue to evaluate the business and operations of Fuer with a view to maximizing Fuer’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing.

Item 7. Purposes, Alternatives, Reasons, and Effects of the merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on page 11 of this Schedule 13E-3.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on page 23 of this Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on page 27 of this Schedule 13E-3.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required by Newco to pay the Merger Price to all unaffiliated stockholders of Fuer and to pay related fees and expenses, is estimated to be approximately $660,000. Pursuant to the Contribution Agreement, Mr. Li Zhang will provide the necessary funding to Newco from cash on hand. Mr. Li Zhang will also finance the funds required to pay transaction fees and expenses from cash on hand. Because Mr. Li Zhang intends to provide the necessary funding for the merger, Newco has not arranged for any alternative financing.

Conditions

There are no conditions to the merger or the financing of the merger, however the Filing Persons are not under any obligation to consummate the merger and could decide to withdraw the transaction at any time prior to the effective date of the merger, although they do not have a present intention to do so.

Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

Fees
Legal Fees and Expenses	$130,000
Paying Agent (including filing, printing and mailing)	$20,000
Miscellaneous fees and expenses	$10,000

Total	$160,000

Borrowed Funds

No part of the funds required to pay the Merger Price or expenses is expected to be borrowed.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the merger, Newco will be the holder of an aggregate of 12,569,259 shares, representing approximately 97% of the outstanding shares of Fuer. The Filing Persons are the deemed beneficial owners, the aggregate, of 100% of the equity interest of Newco.

Securities Transactions

Contributing Stockholders have agreed to contribute a total of 12,569,259 shares to Newco prior to the consummation of the merger pursuant to the terms of the Contribution Agreement. The Contribution Agreement is attached as an exhibit to this Schedule 13E-3. There were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of Fuer for the year ended December 31, 2011 and the year ended December 31, 2010 are incorporated herein by reference to the Consolidated Financial Statements included in Fuer’s Annual Report on Form 10-K for its fiscal years ended December 31, 2011 and 2010 (the “Form 10-K”). The unaudited consolidated financial statements of Fuer for the nine-month period ended September 30, 2012 are also incorporated herein by reference to the Consolidated Financial Statements included in Fuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”).

The Form 10-K and Form 10-Q, and Fuer’s other SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

Pro Forma Information

Not Applicable.

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

Employees and Corporate Assets

Other than as described in this Schedule 13E-3, no officers, class of employees, or corporate assets of Fuer has been or will be employed by or used by the Filing Persons in connection with the merger.

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit Number	Description

(a)(1)	Letter from Fuer Merger Newco to Stockholders of Fuer International, Inc.

(a)(2)	Form of Notice of Merger and Dissenter’s Rights

(b)	None

(c)	None

(d)	Contribution Agreement by and between the Contributing Stockholders and Fuer Merger Newco dated March 8, 2013

(e)	None

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Dissenters’ Rights Provisions

(g)	None

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: March 8, 2013

FUER MERGER NEWCO LTD.

By:	/s/ Li Zhang
Name:	Li Zhang
Title:	Sole Director

LI ZHANG

/s/ Li Zhang
Li Zhang

YUHUA LIU

/s/ Yuhua Liu
Yuhua Liu

ORIENTAL AGRICULTURE CO., LTD.

By:	/s/ Li Zhang
Name:	Li Zhang
Title:	Sole Director

TRADE EVER HOLDINGS LIMITED

By:	/s/ Xi Liu
Name:	Xi Liu
Title:	Sole Director

FAITH ORIGINS LIMITED

By:	/s/ Li Guo Li
Name:	Li Guo Li
Title:	Sole Director

QIULI ZHAO

/s/ Qiuli Zhao
Qiuli Zhao

SHUXIAN LIU

/s/ Shuxian Liu
Shuxian Liu

HEPING GAO

/s/ Heping Gao
Heping Gao

PINGFANG HAN

/s/ Pingfang Han
Pingfang Han

GUOBIN TAN

/s/ Guobin Tan
Guobin Tan

HAILONG CAO

/s/ Hailong Cao
Hailong Cao

JINQUAN SHI

/s/ Jinquan Shi
Jinquan Shi

ALLIED MERIT INTERNATIONAL INVESTMENT INC.

By:	/s/ Gang Liu
Name:	Gang Liu
Title:	Sole Director

VIRTUE WORLD LIMITED

By:	/s/ Liping Zhang
Name:	Liping Zhang
Title:	Sole Director

XIXIAN DONG

/s/ Xixian Dong
Xixian Dong

HOUYUN YANG

/s/ Houyun Yang
Houyun Yang

SHUNXIANG XUN

/s/ Shunxiang Xun
Shunxiang Xun

XIULI HE

/s/ Xiuli He
Xiuli He

XIAOLING YU

/s/ Xiaoling Yu
Xiaoling Yu

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

1. Fuer Merger Newco Ltd. (“Newco”)

The sole director and officer of Newco is Mr. Li Zhang. Please see “Item 3 – Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Mr. Li Zhang.

2. Oriental Agriculture Co. Ltd. (“Oriental Agriculture”)

The sole director and officer of Newco is Mr. Li Zhang. Please see “Item 3 – Identity and Background of Filing Persons” on page 30 of this Schedule 13E-3 for the relevant information of Mr. Li Zhang.

3. Trade Ever Holdings Limited (“Trade Ever”)

The sole director and officer of Trade Ever is Mr. Xi Liu (“Mr. Liu”).

Name and Address. The principal business address of Mr. Liu is Group 6, Qianhaige Cun, Changqing Xiang, Fula Er’ji District, Qiqi Ha’er City, Heilongjiang Province, China. His telephone number is +86-133-5952-8655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Liu has served as the chief agronomist of Fuer for the past 5 years. Fuer is a leading manufacturer and supplier of seeds and fertilizer products in northeastern China. Mr. Liu is a citizen of the PRC.

4. Faith Origin Limited (“Faith Origin”)

The sole director and officer of Faith Origin is Mr. Li Guo Li (“Mr. Li”).

Name and Address. The principal business address of Mr. Li is #5, Jianhua N. Street, Jianhua District, Qiqi Ha’er City, Heilongjiang Province, China. His telephone number is +86- 13303620655.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Li has served as the chief executive officer of Xinganxian Logistics Company for the past 5 years. Xinganxian Logistics Company is a logistics company based in Qiqi Ha’er City, Heilongjiang Province, China. Mr. Li is a citizen of the PRC.

5. Allied Merit International Investment Inc. (“Allied”)

The sole director and officer of Allied is Mr. Gang Liu (“Mr. Liu”).

Name and Address. The principal business address of Mr. Liu is C 21, Kinglong International Building, No. 9, Fulin Rd. Chaoyang District, Beijing, China. His telephone number is +86-139-1182-7781.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Mr. Liu has been the Chief Executive Officer of Allied for the past 5 years. The principal business of Allied is providing financial advisory services. Mr. Liu is a citizen of the PRC.

6. Virtue World Limited (“Virtue World”)

The sole director and officer of Virtue World is Ms. Liping Zhang (“Ms. Zhang”).

Name and Address. The principal business address of Ms. Zhang is C 21, Kinglong International Building, No. 9, Fulin Rd. Chaoyang District Beijing, China. Her telephone number is +86-138-1171-7781.

Business and Background of Entity. Not applicable.

Business and Background of Natural Persons. Ms. Zhang has been a housewife for the past 5 years. Ms. Zhang is a citizen of the PRC.

ADDITIONAL INFORMATION

To the knowledge of the Filing Persons, no person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.